Exhibit 99(a)(24)

EFiled: Jan 18 2005 2:55PM EST
Filing ID 4962750

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

x
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SEAVIEW SERVICES, LLC,	:
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Plaintiff,	:
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vs.	:	Civil Action No. -N
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FOX ENTERTAINMENT GROUP, INC.,	:
NEWS CORPORATION, FOX ACQUISITION	:
CORP., K. RUPERT MURDOCH, PETER	:
CHERNIN, DAVID DEVOE, ARTHUR M.	:
SISKIND, LACHLAN K. MURDOCH,	:
CHRISTOS M. COTSAKOS and PETER J.	:
POWERS,	:
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Defendant.	:
:
x

COMPLAINT

1. Plaintiff, a stockholder of Fox Entertainment Group, Inc. (“Fox” or the “Company”), brings this action as an individual and class action to enjoin a going-private transaction through which Fox’s controlling stockholder, defendant News Corporation (“News” will buy out the Fox public stockholders by a coercive exchange offer at an unfair price commenced on January 10, 2005 (the “Exchange Offer”) to be followed by a squeeze-out short-form merger (the “Merger”). The individual defendants are Fox’s directors. In the Exchange Offer and Merger, News plans to exchange 1.9 shares of News Class A common stock for each share of Fox Class A common stock. The Exchange Offer is scheduled to expire on February 7, 2005.

2. While defendants may claim that there is no duty to offer a fair price in the Exchange Offer and no obligation of fair dealing in the short-form Merger, the entire fairness standard applies to all aspects of the planned buyout. First, while Fox has announced that a so-called special committee of “Fox directors that are not directors or executive officers of News Corporation” has been appointed to consider the Exchange Offer (the “Special Committee”), the Special Committee is not disinterested and independent and has no authority other than to retain advisors and make a recommendation to the Fox public stockholders. Second, while News says the Exchange Offer is subject to its commitment not to waive the condition that a majority of the outstanding shares of Fox Class A common stock not beneficially owned by News, its affiliates, directors and executive officers or the directors or executive officers of Fox tender into the Exchange Offer, News has also reserved the right to unilaterally modify any of the terms of the Exchange Offer. Third, the Exchange Offer is not subject to a condition that sufficient shares be tendered for News to achieve the 90% ownership necessary to effect a short-form merger. Instead, News may use its ability to convert Fox Class B stock into Class A stock in a manipulative effort to avoid its obligation of entire fairness. Fourth, the Prospectus for the Exchange Offer contains material misrepresentations and omissions and therefore violates News’s fiduciary duty of disclosure as Fox’s majority stockholder.

Parties

3. Plaintiff is a holder of 5,000 shares of Class A common stock of Fox.

4. Fox is a Delaware corporation with its principal executive offices in New York, New York. Fox is an international media company engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Fox has two classes of common stock. Fox’s Class A common stock has one vote per share and its Class B common stock has ten votes per share. Fox’s Class A common stock is publicly traded on the New York Stock Exchange. Fox’s Class B common stock is not publicly traded and is 100% owned by News. As of January 10, 2005, there were

426,959,080 shares of Fox Class A common stock outstanding. Approximately, 547 million shares of Fox Class B common stock were outstanding.

5. News is Fox’s controlling stockholder. News is a Delaware corporation which is a diversified international media and entertainment company, engaged in film, television and cable programming, direct broadcast satellite television and publishing. News owns 59.1% of Fox’s outstanding Class A common stock and 100% of Fox’s outstanding Class B common stock. This ownership represents approximately 82.1 % of Fox’s total outstanding equity and 97% of its voting power. Fox Acquisition is a wholly owned Delaware subsidiary of News.

6. Rupert Murdoch (“Murdoch”) is Fox’s Chairman and Chief Executive Officer. He is also the Chairman, Chief Executive Officer, and, through entities he controls, the controlling stockholder of News. In addition, Murdoch is a director of numerous News subsidiaries, including News Limited, News International Limited, News America Inc., STAR Group Limited, British Sky Broadcasting Group plc, Gemstar-TV Guide International, Inc., DIRECTTV Group, Inc. and China JNetcom Group Corporation (Hong Kong) Limited.

7. Peter Chernin is a director, President and Chief Operating officer of Fox. He is also a director, President and Chief Operating Officer of News.

8. David F. DeVoe is a director of Fox and serves as its Senior Executive Vice President and Chief Financial Officer. He is also Chief Financial Officer and a director of News.

9. Arthur M. Siskind is a director, Senior Executive Vice President and General Counsel of Fox. He is also a director, Group General Counsel and a Senior Vice President of News.

10. Lachlan K. Murdoch (“L. Murdoch”) is a director of Fox. He is also a Director and Deputy Chief Operating Officer of News. L. Murdoch is the son of Murdoch and is widely believed to be in line to become Murdoch’s successor as Chairman and Chief Executive Officer of News.

11. Christos M. Cotsakos is a director of Fox and chairman of the board’s Audit Committee. During the fiscal year ended June 30, 2004, Cotsakos received a $90,000 annual retainer for serving as a director of Fox, $15,000 for serving on the Audit Committee and an additional $10,000 for serving as chairman of the Audit Committee. Cotsakos is identified as a Managing Partner of Pennington Ventures, LLC. From 1996 through 2003, Cotsakos served as a director, President and Chief Executive Officer of E*TRADE Group, Inc (“E*TRADE”), and chaired its board of directors from 1998 through 2003. Cotsakos abruptly resigned his positions at E*TRADE in early 2003 and ultimately returned more than $15 million in executive compensation. Cotsakos is a member of the Special Committee.

12. Peter J. Powers is a director of Fox. He is also the President and Chief Executive Officer of Powers Global Strategies LLC, a strategic consulting firm. During the fiscal year ended June 30, 2004, Powers received a $90,000 annual retainer for serving on the Fox board and an additional $15,000 for serving on the Audit Committee. Powers is also a director of NDS Group plc (“NDS”), a majority owned subsidiary of News. Powers chairs the NDS board’s Remuneration Committee and serves as a member of its Audit Committee. Powers is a member of the Special Committee.

The News Exchange Offer and Merger

13. Fox is News’s crown jewel. According to News’s Registration Statement, Fox’s assets, revenues and net income constituted approximately 60%, 60% and 90% of News’s total assets, revenues and net income, respectively, for the fiscal year ended June 30, 2004. News has acknowledged that taking Fox private is a by-product of News’s decision, announced in the spring of 2004, to reincorporate in the United States. During 2004, News operated Fox with a goal of keeping a lid on the market price of the Fox Class A stock in order to enable News to acquire the public shares of Fox as cheaply as possible. While the S&P 500 increased 9% in 2004, Fox Class A stock rose only approximately 5%.

14. On January 10, 2005, News, through Fox Acquisition Corp., commenced the Exchange Offer to acquire the 174.8 million outstanding shares of its Fox subsidiary that it does not already own. The Exchange Offer is scheduled to expire at midnight, New York City time on February 7, 2005, unless otherwise extended. Under the terms of the Exchange Offer, News has offered a fixed exchange ratio of 1.9 shares of News Class A common stock for each share of Fox Class A common stock. According to the Prospectus, the Merger consideration to be paid to non-tendering stockholders will be the same as that paid to stockholders who tender into the Exchange Offer.

15. According to the January 10, 2005 Prospectus, in lieu of fractional shares, News will pay cash in an amount “equal to the product obtained by multiplying (1) the fraction of a share of News Corporation Class A common stock to which the holder would otherwise be entitled by (2) the closing price of a share of News Corporation Class A common stock as reported on the New York Stock Exchange on the last trading day before the time that the offer expires.” This formula will apply to fractional interests in both the Exchange Offer and the Merger.

16. The Prospectus states that the Exchange Offer is conditioned upon the tender of a majority of the outstanding public shares of Fox Class A (the “minimum tender condition”). News has stated that it will not waive this condition. However, the Prospectus (p. 22) states that News “has reserved the right to unilaterally modify any of the terms of the offer.”

17. According to the Prospectus, upon successful completion of the Exchange Offer, News will effect a short-form merger pursuant to 8 Del. C. §253 “as soon as practicable” after completion of the Exchange Offer. As the Prospectus acknowledges, the Merger will be effected without the approval of the Fox board.

18. Given News’s current ownership of 59.1% of Fox’s Class A common stock, if the minimum number of shares necessary to constitute a majority of the minority of the outstanding public shares of Fox Class A are tendered, News will only own 80% of Fox’s Class A common stock after completion of the Exchange Offer. According to the Prospectus, if News does not own 90% or more of Fox’s Class A common stock as a result of the Exchange Offer, News may convert a sufficient number of its Fox Class B common stock to increase its ownership percentage to at least 90%. Upon such conversion, News will effect the Merger. Thus, News may seek to avoid its obligations of entire fairness, not through a voluntary Exchange Offer with Fox’s public stockholders, but through its own inequitable action. Moreover, it is not a non-waivable condition for the consummation of the Exchange Offer that News own over 90% of the Fox Class A.

The Consideration Offered Is Not Fair Value

19. On January 10, 2005, prior to officially commencing the Exchange Offer, News held a conference call with analysts and the news media, a transcript of which was filed with the SEC as an amendment to News’s Schedule TO. In that conference call, News affirmatively represented that the consideration being offered in the Exchange Offer represented “fair value” to the Fox stockholders. News’s CFO, defendant DeVoe revealed that Goldman Sachs and JP Morgan have represented News and “they will be in ... the Fairness Opinion” but stated:

With respect to the valuation, I really don’t want to get into how we arrived at that, but it’s fair to say that we did an analysis internally; we relied on advice from our bankers. We believe that this is a value; that’s to say it’s a full and fair value for the Fox shareholders and it’s also a fair value for News given the benefits that we think we will get out of it. (Emphasis added)

The Prospectus does not disclose the existence of a fairness opinion.

20. Based on the closing price of News Class A common stock on January 7, 2005, the Prospectus represents that consideration offered for each Fox Class A share was purportedly $33.54. News has claimed this represents a 7.4% “premium” above the $31.22 closing price for Fox Class A on January 7, 2005. However, the market price of the publicly traded shares of Fox Class A stock reflects a minority discount because of News’s control of Fox and ownership of nearly 60% of the Fox Class A. Thus, there is no “premium” in the consideration offered. To the contrary, the consideration represents a substantial discount to the fair value of Fox Class A stock. Furthermore, the proposed stock for stock transaction is not subject to any collar, so the value of the consideration may decline. News has also asserted that the consideration represents a premium of approximately 16.9% over the average closing price for Fox Class A for the six month trading period ending on January 7, 2005. However, the alleged premium is based on a misleading comparison of the closing price of News stock solely on January 7, 2005 with a six month average closing price for Fox Class A. The purported premium evaporates if the average closing price of News stock over the same period is considered. Moreover, the News stock price has been significantly and artificially boosted by News’s 2-for-1 stock split effected on November 3, 2004. Prior to that split, News stock had been trading at under $17 per share.

The Special Committee Is Not Disinterested and Independent

21. As the Prospectus admits (p. 14), five of Fox’s seven directors are also directors, officers or employees of News. The remaining two directors, defendants Powers and Cotsakos, are not independent and disinterested. In its January 10, 2005 letter to the Fox board announcing the Exchange Offer and short-form Merger, News stated that it expected the Fox board to form

“a special committee of Fox directors that are not directors or executive officers of News Corporation” to respond to News’ planned acquisition of the balance of Fox. That same day the Fox board formed a Special Committee consisting of defendants Peter J. Powers and Christos M. Cotsakos. In public filings, Fox stated that the directors on the Special Committee “are not directors or executive officers of News Corporation.” As discussed below, these statements were deliberately incomplete and misleading.

22. The Prospectus discloses that defendant Powers is a director of NDS Group plc, another majority-owned subsidiary of News Corporation. News owns 42,100,000 shares of Series B ordinary shares of NDS Group Plc, representing approximately 97.1% of the voting power and approximately 77.1% of the outstanding ordinary shares of NDS Group Plc. Thus, News is the majority and controlling stockholder of NDS Group Plc. Defendants DeVoe, Siskind and Lachlan Murdoch are also directors of NDS Group plc and constitute, along with Abe Peled, the chief executive officer of NDS Group plc, a majority of the board.

23. Until November 2, 2004, Article 78 of the Articles of Association of NDS Group Plc provide that the maximum amount an outside director of the Company could receive was 50,000£ per year or approximately $100,000. However, at the November 3, 2004 annual general meeting of NDS Group Plc, a resolution was presented to amend Article 78 to provide that the maximum amount of consideration an outside director could receive would be increased “to US $1,000,000 per annum, such change to be effective from 1 January 2004.” Of course, since News controls 97.1% of the voting power of NDS Group Plc, approval of the resolution was assured. The obvious purpose of the resolution was to allow News, through NDS Group Plc, to pay extraordinarily large directors’ fees to outside directors, including Mr. Powers. Entering the year ended June 30, 2004, Mr. Powers had received compensation from NDS Group Plc, which included 43,707£ in fees and 5,000 options at $17.12 per share. Thus, his total compensation was apparently at or near 50,000£ per year or slightly less than $100,000. Following the amendment of the Articles of Association, Mr. Powers stands to be paid as much as $1,000,000 per year through the controlled subsidiary of News. Indeed, because the amendment was retroactive to January 1, 2004, Mr. Powers could receive, and on information and belief has received, substantial additional retroactive compensation.

24. Because Mr. Powers is a current and prospective recipient of News’s largesse in the form of up to $1 million per year for serving as a director of a controlled News subsidiary, he is not disinterested and independent in assessing whether News’s plan to acquire public shares of Fox is fair to and in the best interests of the Fox public stockholders.

25. Fox has described Mr. Powers as President and Chief Executive Officer of Powers Global Strategies LLC, a strategic consulting firm based in New York and Washington, D.C. An Internet search and review of Powers Global Strategies LLC’s website did not reveal that it had any employees other than Powers. The annual report of NDS Group Plc indicates that Mr. Powers has his director’s fees from NDS Group Plc paid to an entity connected with him, rather than to himself individually. On information and belief, the fees, including retroactive payments and future payments, have been and will be paid to Powers Global Strategies LLC. Thus, the business with which Mr. Powers is identified is a recipient of funds from a News subsidiary. On information and belief, this may not be the only payments running from News or various companies it controls to Powers Global Strategies LLC.

26. Defendant Cotsakos is the former President, Chief Executive Officer and Chairman of E*TRADE Group Inc. He resigned from E*TRADE after a furor erupted when his compensation for 2001 totaled approximately $79 million. Mr. Cotsakos was sued because of his excessive compensation and ultimately entered into a settlement which required that $15 million be paid back to E*TRADE. Mr. Cotsakos’ only current position is as Managing Partner of Pennington Ventures, LLC. Pennington Ventures’ Website is “under construction,” and there is no publicly available information suggesting that Pennington Ventures conducts any substantial business activities. In short, being a Fox director appears to be Mr. Cotsakos’ chief business activity.

Class Action Allegations

27. Plaintiff brings this action on his own behalf and as a class action pursuant to Chancery Court Rule 23 on behalf of all public holders of shares of Fox’s common stock on January 10, 2005, excluding the defendants named herein and their affiliates and associates (the “Class”).

(a) The Class is so numerous that joinder of all members is impracticable. There are thousands of stockholders, who reside in many states, who own shares in the Class.

(b) There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class members. The common questions include whether the defendants have breached their fiduciary duties to the members of the Class.

(c) The plaintiffs claims are typical of claims of other members of the Class. Plaintiff has the same interests as other members of the Class. Plaintiff is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(d) Plaintiff does not anticipate that there will be any difficulty in the management of this litigation.

(e) The defendants have acted and refused to act on grounds applicable to the class, making final injunctive and declaratory relief for the whole class appropriate.

(f) Prosecution of separate actions would create a risk of inconsistent adjudications and incompatible standards which would be dispositive of or impair or impede the interests of members of the Class.

28. For the above reasons, a class action is superior to other available methods for the fair and efficient adjudication of this controversy and the requirements of Chancery Court Rule 23 are satisfied.

COUNT I

BREACH OF FIDUCIARY DUTY

29. Plaintiff realleges the previous paragraphs as if fully set forth herein.

30. News and the individual defendants have breached their fiduciary duties of loyalty, due care and good faith by determining to effect the going private transaction. The Prospectus concedes that the going private plan was initiated, timed and structured by News, the controlling stockholder of Fox. It further concedes that News “controls the conditions, timing and price” of the transaction. The transaction is timed to take advantage of some temporary difficulties at the Fox broadcast network and certain other operations before the expected improvement in those operations. The Prospectus (p. 14) also acknowledges that News has not negotiated or sought approval of the price or terms of the Exchange Offer or subsequent Merger from Fox, its board or the Special Committee. News has not requested that Fox, its board or the Special Committee approve the Exchange Offer or Merger. Moreover, during the January 10, 2005 conference call, defendant DeVoe stated that “the endorsement of the special committee is not required for the consummation of this transaction.” He further indicated that all the Special

Committee would be permitted to do is to “make the recommendation either for or against the tender or they can remain neutral.”

31. Defendants’ manipulative effort to avoid their obligation of entire fairness to the public stockholders of Fox is a failure. The directors on the Special Committee are not disinterested and independent. The Committee lacks authority to take any effective action on behalf of the public stockholders. The majority of the minority tender condition is illusory in light of the reserved power of News to unilaterally modify terms of the Exchange Offer. News’s ability to convert Fox Class B shares into Fox Class A shares in order to effect a short-form Merger and avoid its entire fairness obligation renders the transaction coercive because News’s ability to accomplish the Merger is not dependent on obtaining sufficient shares in a voluntary tender to achieve 90% ownership but on a unilateral action by News. The Exchange Offer is also coercive because the Prospectus contains material misrepresentations and omissions, as described below.

32. Because the Fox board consists of five directors who are directors and officers of News and Powers and Cotsakos, who are also not disinterested and independent, the Fox board of directors has no ability to respond to the News buy-out on behalf of Fox and its public stockholders free of the influence of News. Fox cannot provide its public stockholders with a candid and unfettered recommendation from independent directors. Defendants’ creation of a tainted Special Committee cannot cure the self-interested nature of the transaction. The retention by a Special Committee of purportedly disinterested “advisors” who owe no fiduciary duty to Fox and its stockholders cannot insulate the transaction, nor effectively protect the interests of Fox and the public stockholders. Nor will Fox be able to provide disclosure to the Fox stockholders that is controlled by and reflects the views of directors who are disinterested and independent. Moreover, no advisor or other person could get objective information from Fox management because the management is controlled by News.

COUNT II

BREACH OF THE DUTY OF DISCLOSURE BY NEWS

33. Plaintiff realleges the previous paragraphs as if fully set forth herein.

34. News has already caused materially misleading and incomplete information to be disseminated to Fox’s public stockholders. Having chosen to publicly communicate their buy-out plan, the defendants had an obligation to be complete and honest in their disclosures, particularly because Fox’s public stockholders must decide whether to retain their shares in light of the planned buy-out or sell into the market. The Prospectus fails to disclose completely and accurately information material to the buy-out, including information necessary to prevent the statements contained therein from being misleading.

35. The Prospectus discloses that defendant Powers is a non-executive director of NDS Group plc, a majority-owned subsidiary of News. It does not disclose the extent of the ownership and control of NDS Group plc by News, including that three Fox directors DeVoe, Siskind, and Lachlan Murdoch, constitute, along with the CEO of NDS Group plc, a majority of the board of that company. More importantly, the Prospectus fails to describe Mr. Powers’ compensation as a “non-executive director” of NDS Group plc nor disclose that the Articles of Association were recently amended to permit compensation of such non-executive directors to $1 million per year, retroactive to January 1, 2004. In assessing Mr. Powers’ conduct as a member of the Special Committee, including any recommendation regarding the Exchange Offer and Merger, a reasonable stockholder of Fox would want to know that Mr. Powers, in the future and may have already, derived millions of dollars in compensation from serving on the board of another News’ subsidiary. Indeed, the description of Mr. Powers as a “non-executive” director misleadingly implies that he would receive compensation typically paid to outside directors. A reasonable stockholder could question whether Mr. Powers would vigorously represent the interests of the Fox public stockholders when doing so might jeopardize his ability to cam millions in compensation as a director of another News’ subsidiary. Furthermore, the statements in the Prospectus concerning the Special Committee of Fox directors who are not directors or officers of News are misleadingly incomplete without the further disclosure that Mr. Powers may receive and may have already received compensation of up to $1 million per year for serving as a director of another News’ subsidiary.

36. The Prospectus does not disclose the background of defendant Cotsakos. A reasonable stockholder of Fox would consider material a description of Mr. Cotsakos’ departure from E*TRADE and his settlement of a derivative suit challenging his receipt of more than $75 million of compensation for a single year, including the fact that he agreed to return approximately $15 million of that consideration in order to settle the suit. A reasonable stockholder might question whether Mr. Cotsakos would vigorously represent the interests of Fox stockholders in light of his past conduct. While Mr. Cotsakos is not required to confess wrongdoing, the Fox stockholders are entitled to a description of the facts surrounding his departure from E*TRADE and the settlement of the litigation. The Prospectus also fails to disclose that Mr. Cotsakos apparently is not engaged in any substantial business activity. A reasonable stockholder would consider that information important in assessing whether the director’s fees Mr. Cotsakos receives for serving as a director of Fox constitute a substantial portion of the income he currently earns.

37. The Prospectus sets forth the estimates from Fox’s F.Y. 2005 operating budget for revenues ($13.82 billion “before amortization of cable distribution investments”), operating income before depreciation and amortization ($2.8 billion), operating income ($2.53 billion) and net income ($1.45 billion). The Prospectus (p. 24) indicates that this information from the Fox 2005 budget “was available to News Corporation prior to the public announcement of the offer as a result of News Corporation’s position as Fox’s controlling stockholder.” The Prospectus does not provide sufficient information to make the disclosure of these four isolated pieces of information meaningful. It does not indicate what the effect of the amortization of cable distribution investments on revenues is expected to be. The Prospectus states that News does not believe that Fox’s 2005 budget presents the Company’s “present operations or financial condition in accordance with GAAP” but does not explain the basis for or significance of that view. The Prospectus states that the budget reflected the best estimates of Fox management “at the time it was prepared” but does not say when it was prepared. It further indicates that the budget “reflects numerous assumptions made by management” but does not identify any of the assumptions on which the budget is based. The Prospectus also says that News “currently believes that the estimate for Fox’s fiscal year net income in the Fox 2005 budget is higher than what Fox’s actual net income for that period is likely to be, principally reflecting differences from the budget for Fox’s share of net income from its equity affiliates.” However, it does not state what News believes the difference in net income will be or what affiliates are expected to have lower net income.

38. The Prospectus repeatedly indicates that reduction of overhead and reporting and compliance costs is a reason for taking Fox private, but does not quantify or describe the expected extent of such savings. In News’s January 10, 2005 conference call, defendant DeVoe revealed that the cost saving would be between $3 and $7 million. This is de minimus in the context of Fox, which expects revenues of $13.82 billion in F.Y. 2005. The Prospectus does not quantify or fully describe the fees, expenses and other costs that will be incurred to effect the going-private transaction. Based on the fees, expenses and costs associated with such transactions, the transaction will cost far more to accomplish than the expected cost savings.

39. Any appraisal remedy available in a second step short-form Merger will be ineffective and unreasonably expensive for stockholders such as plaintiff. Given the relatively small number of shares to be cashed out in the back-end Merger and the low price per share, stockholders will reasonably conclude that the cost, delay in payment and other “baggage” of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares.

40. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff, on his own behalf and on behalf of the Class, prays that the Court enter judgment as follows:

A. Declare this action to be a proper class action and certify plaintiff as class representative and plaintiffs counsel as class counsel;

B. Preliminarily and permanently enjoin the defendants from consummating the Exchange Offer and Merger;

C. Declare that the defendants have breached their fiduciary duty to plaintiff and the Class;

D. Declare void, and order rescission of, the Exchange Offer and Merger if consummated;

E. Preliminarily and permanently enjoin News from seeking to avoid its obligation of entire fairness by converting Fox Class B stock into Class A stock;

F. Require defendants to account for all shares, money and other value improperly received from Fox.

G. Require disgorgement and impose a constructive trust on all property and profits defendants receive as a result of their wrongful conduct.;

H. Award damages in favor of the plaintiff and the Class against all defendants, jointly and severally, together with interest thereon;

I. Award fees, expenses and costs to plaintiff and plaintiffs counsel;

J. Grant such other and further relief as the Court deems just and proper.

PRICKETT, JONES & ELLIOTT, P.A.

By	/s/ Michael Hanrahan
Michael Hanrahan (Bar ID 941)
Gary F. Traynor (Bar ID 2131)
Paul A. Fioravanti, Jr. (Bar ID 3808)
1310 N. King Street
P. O. Box 1328
Wilmington, Delaware 19899-1328
(302) 888-6500
Attorneys for Plaintiff

Dated: January 18, 2005

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz, Esquire

Three Bala Plaza East, Suite 400

Bala Cynwyd, PA 19004

Ph. (610) 667-7706

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